Exhibit 12.01
Computation of Ratio of Earnings to Fixed Charges
( Dollars in thousands)

	Three Months	Fiscal Year Ended
	June 30, 2008	March 31, 2006
Pre-tax net income before minority interest	$9,117	$51,184	$63,799	$73,887	$64,321	$71,896

Interest on deposits	$26,842	$123,269	$116,404	$76,550	$51,447	$54,004

Interest on short-term borrowings	$1,743	$25,577	$15,537	$9,918	$7,261	$6,606
Interest on long-term borrowings	8,502	18,824	20,705	19,378	20,568	19,297
Total interest on borrowings	$10,245	$44,401	$36,242	$29,296	$27,829	$25,903

Ratio of earnings to fixed charges
Including interest on deposits	1.9	2.2	2.8	3.5	3.3	3.8
Excluding interest on deposits	4.5	4.9	6.0	6.1	5.2	5.9